Dividend Reinvestment Plan

Unless the registered owner of shares elects to receive cash by contacting the Plan Agent, all dividends declared for the shares of the Fund will be automatically paid in the form of, or reinvested by American Stock Transfer & Trust Company ("AST") (the "Plan Agent"), agent for shareholders in administering the Fund's Dividend Reinvestment Plan (the "Plan"), in additional shares of the Fund. If you are a registered owner of shares and elect not to participate in the Plan, you will receive all dividends or other distributions (together, a "dividend") in cash paid by check mailed directly to you (or, if the shares are held in street or other nominee name, then to such nominee) by AST, as dividend disbursing agent. You may elect not to participate in the Plan and to receive all dividends in cash by sending written instructions or by contacting AST, as dividend disbursing agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by contacting the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend. Some brokers or other financial intermediaries through which shareholders may hold their shares, may automatically elect to receive cash on the shareholders' behalf and may reinvest that cash in additional shares of the Fund for the respective shareholders.

The Plan Agent will open an account for each shareholder under the Plan in the same name in which such shareholder's shares are registered. Whenever the Fund declares a dividend payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in shares. The shares will be acquired by the Plan Agent for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares from the Fund ("newly issued shares") or (ii) by purchase of outstanding shares on the open market ("open-market purchases") on the New York Stock Exchange or elsewhere.

Whenever the Fund declares a dividend, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in shares. The shares will be acquired by the Plan Agent for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares from the Fund (newly issued shares) or (ii) by purchase of outstanding shares on the open market (open-market purchases") on the NYSE or elsewhere. If, on the payment date for any dividend, the closing market price plus estimated brokerage commissions per share is equal to or greater than the NAV per share, the Plan Agent will invest the dividend amount in newly issued shares on behalf of the participants. The number of newly issued shares to be credited to each participant's account will be determined by dividing the dollar amount of the dividend by the Fund's NAV per share on the payment date. If, on the payment date for any dividend, the NAV per share is greater than the closing market value plus estimated brokerage commissions (i.e., the Fund's shares are trading at a discount), the Plan Agent will invest the dividend amount in shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend, the Plan Agent will have until the last business day before the next date on which the shares trade on an "ex-dividend" basis or 30 days after the payment date for such dividend, whichever is sooner (the "last purchase date"), to invest the dividend amount in shares acquired in open-market purchases. It is contemplated that the Fund will pay monthly income dividends. If, before the Plan Agent has completed its open-market purchases, the market price per share exceeds the NAV per share, the average per share purchase price paid by the Plan Agent may exceed the NAV of the shares, resulting in the acquisition of fewer shares than if the dividend had been paid in newly issued shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, the Plan provides that if the Plan Agent is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued shares at the NAV per share.

The Plan Agent maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instructions of the participants.

In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of shares certified from time to time by the record shareholder's name and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases. The automatic reinvestment of dividends will not relieve participants of any tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividend received by a participant that is reinvested in additional shares will be subject to U.S. federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes. Participants who request a sale of shares through the Plan Agent are subject to a $15.00 sales fee and pay a brokerage commission of $0.12 per share sold.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence concerning the Plan should be directed to the Plan Agent at American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219; telephone 1-866-277-8243.